Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC 14C

Apimeds Pharmaceuticals US, Inc.

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$26,647,462.00	0.0001381	$3,680.01

Total Transaction Valuation:		$26,647,462.00
Total Fees Due for Filing:				$3,680.01
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$3,680.01

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Offering Note(s)

(1)	Based on the 14,970,484 shares of APUS common stock outstanding at the closing of the Merger Agreement and the quoted market price of $1.78 per share, the total purchase consideration is $26,647,462.

The filing fee was calculated in accordance with 17 CFR § 240.0-11(c)(1) by multiplying the transaction valuation by the fee rate.